Exhibit 99.1

GTCR REACHES AGREEMENT TO ACQUIRE PROTECTION ONE

$828 Million Deal Marks Third Partnership with Security Industry Leader Tim Whall

Chicago-April 26, 2010 - GTCR, one of the country’s leading private equity firms, announced today it has entered into a definitive agreement to acquire Protection One, (NASDAQ: PONE) a national provider of electronic security alarm monitoring services, for approximately $828 million, including assumed debt. The transaction will be accomplished through a tender offer at $15.50 per share, followed by a merger to acquire all remaining outstanding shares at the same price. The company’s two largest shareholders, Quadrangle Capital Partners and Monarch Alternative Capital LP, represent over 60% of the company’s ownership and have entered into support agreements with GTCR in connection with the transaction.

Protection One (“P-One”) is the third largest provider of electronic security monitoring services in the U.S. based on recurring monthly revenues (“RMR”) according to SDM Magazine, and is one of only three security monitoring companies with a nationwide footprint. The Company provides a full suite of electronic security monitoring services to both the residential and commercial markets. Services offered include burglary and fire protection, access control, video surveillance, maintenance and monitoring.

GTCR’s purchase of P-One marks its third collaboration with security industry expert Tim Whall, who previously partnered with GTCR on its successful investments in Cambridge Protection Industries (“Cambridge”) and Honeywell Security Monitoring (“HSM”). Cambridge, operating through its SecurityLink brand, provided electronic security services to more than one million customers. Cambridge was sold to ADT for approximately $1 billion in cash in 2001. HSM was a leading provider of security services to the commercial market. HSM was sold to Stanley for $545 million in cash in 2007. Whall, previously the CEO of HSM and COO of Cambridge, will serve as P-One’s CEO.

“We are delighted to work with Tim again to build on our history of successfully growing and transforming businesses together,” said David Donnini, a GTCR principal. “Our successful track record working with Tim has been instrumental in our acquisition of Protection One. The search for finding the right company with Tim has been two years in the making. We are excited to invest in the alarm monitoring industry again and we believe P-One is the best platform with which to achieve best-in-class operating metrics and profitable growth.”

“I am thrilled to be partnering with GTCR for the third time,” said Tim Whall. “The national footprint of Protection One positions us well to accelerate growth and create an industry leader in the attractive area of commercial sales. We will continue to cultivate our strong base in residential sales while we leverage our strengths within our developing commercial business through the use of new technology applications and an expansion of our sales force.”

In connection with the transaction, Morgan Keegan and Barclays Capital served as M&A advisors and Barnes Associates served as an industry advisor to GTCR. Latham & Watkins and Skadden, Arps, Slate, Meagher & Flom provided legal counsel.

GTCR’s investment in Protection One will be made from GTCR Fund IX, a private equity fund raised in 2006 with $2.75 billion of committed capital.

About Protection One

Protection One was founded in 1988, and became a public company in 1994. The Lawrence, KS based security company provides electronic security alarm monitoring services. The Company monitors signals from burglary, fire, medical and environmental alarm systems and manage information from access control and closed-circuit television (“CCTV”) systems. As of December 31, 2009 Protection One monitored approximately 1.4 million sites. For more information please visit www.protectionone.com.

About GTCR

Founded in 1980, GTCR is a leading private equity firm focused on investing in growth companies in the Financial Services & Technology, Healthcare and Information Services & Technology industries. The Chicago-based firm pioneered the “Leaders Strategy” – finding and partnering with world-class leaders as the critical first step in identifying, acquiring and building market-leading companies through acquisitions and organic growth. Since its inception, GTCR has invested more than $8 billion in over 200 companies. For more information, please visit www.gtcr.com.

This communication is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of Protection One’s common stock has not commenced. At the time the offer is commenced, the GTCR affiliates that enter into the merger agreement will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Protection One will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Protection One’s stockholders for free. In addition, all of those materials (and all other offer documents filed with the SEC) will be available for free on the SEC’s website: www.sec.gov.